Exhibit 1

INCREDIMAIL UNVEILS SECOND GENERATION OF ITS AWARD WINNING INTERNET
SOFTWARE, INCREDIMAIL 2.0

TEL-AVIV, Israel, August 27, 2009 – IncrediMail Ltd. (NASDAQ:MAIL), (www.incredimail-corp.com), an Internet company, today unveiled IncrediMail 2.0, the Company’s second generation of its award winning IncrediMail e-mail program. IncrediMail 2.0 is specifically designed to provide email users with a more user-friendly and enjoyable experience by adding new features and performance improvements.

IncrediMail 2.0 was released worldwide today. Features include a new interface and faster, more enhanced application with improved performance. Improved features include better search capabilities within email, attachments and contacts and enhanced sorting and filtering capacity. IncrediMail 2.0 also provides better email personalization features such as sender and recipient personal photos and icons.

IncrediMail’s CEO, Ofer Adler, commented on the launch, “IncrediMail is in the business of making communicating electronically more enjoyable, personalized and efficient. The new version of our email platform continues with this tradition by providing users with the ability to find the email or attachment they are looking for much faster, enjoy a cleaner and more streamlined user interface, and benefit from new and exciting features.

“We are excited to bring IncrediMail 2.0 out of beta. IncrediMail 2.0 fits perfectly with our long-term plans to release desired consumer products and enhancements that open the door for us to increase revenue in our search business,” concluded Mr. Adler.

Free and premium versions of IncrediMail 2.0 are available through www.incredimail.com.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, gain or loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new or improved products, changes and upgrades in existing products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com